Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – October 16, 2017

FORTIS INC. PROVIDES NEW FIVE-YEAR OUTLOOK AND ANNOUNCES 6.25% QUARTERLY DIVIDEND INCREASE

Highlights

•	Five-year capital investment plan of approximately $14.5 billion for 2018 through 2022, up $1.5 billion from the prior year's plan
•	Fourth quarter 2017 dividend increase of 6.25%, marking 44 consecutive years of annual common share dividend payment increases
•	Average annual dividend growth target of 6% extended through 2022
•	Capital investment plan is mostly comprised of a diversified mix of highly executable, low-risk projects

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) today announced its five-year capital investment plan of approximately $14.5 billion for the period 2018 through 2022, up $1.5 billion from the prior year's plan. The Corporation's Board of Directors (the "Board") also announced a 6.25% increase in the fourth quarter 2017 common share dividend.

Fortis President and CEO Barry Perry said "The Corporation is focused on sustainable investment in its utilities. Our high-quality and diverse portfolio of utility businesses are driving low-risk, visible growth."

Mr. Perry continued, "We are focused on modernizing our energy networks to handle the changes occurring in our industry while at the same time exceeding the expectations of our customers. Our development projects which are not included in the capital investment plan, and our focus on pursuing additional opportunities in our service territories, would be additive to our five-year outlook providing potentially meaningful upside."

The Corporation's capital investment plan is comprised mostly of a diversified mix of highly executable, low-risk projects and is fully funded through debt raised at the utilities, cash from operations and common equity from the Corporation's dividend reinvestment plan. As a result, consolidated rate base is projected to increase from over $25 billion in 2017 to approximately $32 billion in 2022.

Today's utility environment is characterized by a demand for cleaner energy, the need for a more resilient grid and increased use of technology. The five-year capital investment plan is driven by projects that improve the transmission grid, address natural gas system capacity and gas line network integrity, replace aging wooden poles, increase cyber protection and allow the grid to deliver cleaner energy.

Successful completion of three utility acquisitions in the United States over the past few years, including the purchase of ITC Holdings Corp. in October 2016, has changed the profile of Fortis dramatically. What used to be a predominately Canadian-focused company has seen a significant shift with approximately 60% of assets now in the United States.  "These acquisitions have allowed us to achieve scale in the utility industry and have further diversified our business both from a geographic and regulatory perspective, providing us with a strong platform to grow organically going forward," said Mr. Perry.  "While Fortis was once focused primarily on electric and gas distribution, today with ITC we are also a leader in the electricity transmission segment, positioning us as a leader in the North American utility industry."

With approximately 25,000 circuit kilometres of transmission, ITC is the largest independent electricity transmission company in the United States, serving several States in the US Midwest.

Marking its 44th consecutive year of increased dividend payments, the Board declared a common share dividend of $0.425 per share on the issued and outstanding fully paid common shares of the Corporation, payable on December 1, 2017 to the common shareholders of record at the close of business on November 20, 2017. In addition, the Corporation has targeted average annual dividend per common share growth of approximately 6% through 2022 based on an annual dividend of $1.60.

The continuation of our dividend growth guidance takes into account many factors, including the continued good performance of our utilities, growth in our service territories, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the Corporation's five-year capital investment plan.

The Board announced the following dividends on the Corporation’s First Preference Shares and Common Shares:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

4.	$0.136875 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017; and

8.	$0.425 per share on the Common Shares of the Corporation, payable on December 1, 2017 to the Shareholders of Record at the close of business on November 20, 2017.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of June 30, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast total capital spending for the five-year period 2018 through 2022; statements related to the annualized common share dividend; targeted average annual dividend growth through 2022; the Corporation's consolidated forecast midyear rate base for the period 2017 through 2022; and the expectation that opportunities outside the base capital plan will be additive to the five-year outlook.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators; the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; the realization of additional opportunities including natural gas-related infrastructure and generation; fluctuating foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For further information contact:

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

709.737.2900

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com